Filed by L3 Technologies, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 001-37975

 Harris Corporation and L3 Technologies to Combine in Merger of EqualsCreating a Leading Global Defense Technology Company  October 15, 2018

 Forward looking statements  Investor Presentation  2  Statements in this presentation that are not historical facts are forward-looking statements that reflect Harris Corporation’s and L3 Technologies’ respective management’s current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed combination, the anticipated benefits of the proposed combination, including estimated synergies, the effects of the proposed combination, including on future financial and operating results, and the integration of the parties’ operations, levels and timing of share repurchases; and other statements that are not historical facts.The parties caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements.Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that stockholders of either party may not approve the proposed combination; the risk that the parties may not be able to obtain (or may be required to make divestitures in order to obtain) the necessary regulatory approvals or to satisfy any of the other conditions to the proposed combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed combination; risks related to the inability to realize benefits or to implement integration plans and other consequences associated with the proposed combination; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties; and the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain and hire key personnel and maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this presentation are made as of the date of this presentation, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.Persons receiving this presentation are cautioned not to place undue reliance on forward-looking statements.

Transformative merger of equals

Creating a leading global defense technology company

HARRIS

Leading technology innovator, solving customers' toughest mission-critical challenges

An innovative industry leader focused on creating advanced technologies and delivering customer focused solutions

L3 Technologies

Leading provider of technical solutions for military, homeland security, and commercial platforms

Market Cap:	Revenue:[1]	EBIT:[1,2]	FCF:[1,3]
$34B	$16B	$2.4B	$1.9B

Combining two complementary companies

Capabilities	Customers	Innovation	Scale
Leading portfolio of technology solutions and capabilities aligned with customer priorities	Strong relationships with aerospace, defense, and intelligence customers	~22,500 engineers focused on advanced technologies and a shared culture of innovation	Enhanced scale to pursue larger opportunities and be more cost competitive

[1] CY18 financials
[2] EBIT excluding discontinued operations is defined as net income plus interest expense and income taxes
[3] Net cash from continued operations less net capex

Investor Presentation | 3

Transaction summary

Transaction Structure	▪ All-stock "merger of equals" transaction ▪ Combined equity value of $34B and enterprise value of $41B at announcement
Company Name and Headquarters	▪ Combined company will be named "L3 Harris Technologies" ▪ Headquartered in Melbourne, FL
Shareholder Considerations	▪ For each L3 share, L3 shareholders will receive 1.30 Harris shares in the new company ▪ Harris shareholders will own ~54% and L3 shareholders will own ~46% of the new company
Governance & Leadership	▪ Chairman & Chief Executive Officer: William M. Brown ▪ Vice Chairman, President & Chief Operating Officer: Christopher E. Kubasik ▪ Mr. Kubasik to assume CEO role after two years and Chairman role after three years ▪ 12 board members total, with equal representation from Harris and L3
Expected Financial Policies	▪ Return cash to shareholders — Dividend payout expected around 30-35%; consistent with current practice — Excess cash toward share repurchases... up to $2B within first 12 months post close ▪ Committed to maintaining an investment grade credit rating
Expected Synergies	▪ $500M of annual gross pre-tax cost synergies in year 3; $300M net of savings returned to customers ▪ Free cash flow run rate of $3B in year 3
Closing	▪ Transaction unanimously approved by Board of Directors of both companies ▪ Expected in mid-2019, subject to satisfaction of customary closing conditions, including receipt of regulatory and Harris and L3 shareholder approvals ▪ L3 Harris Technologies anticipates reporting on a December full fiscal year end basis starting January 1st 2020

Investor Presentation | 4

 Highly strategic combination  Creates scale with a well-balanced portfolio  Complementary businesses…strengthens capabilities and expands customer relationships in over 100 countries  Accelerates innovation and time to market  Shared operating philosophy to continue to drive margin expansion  Meaningful value creation from cost synergies  Provides optionality for portfolio shaping  Accretive combination results in a strong balance sheet and robust free cash flow generation…$3B in year 3        Stronger platform for continued growth    Investor Presentation  5

                           26%  13%  10%  17%        72%  28%  Creates scale and a well-balanced portfolio        Top 10 global defense player…6th largest in the US  U.S.Navy  8%Other DoD  Other U.S. Government 13%  International Government  Pro forma by CustomerCommercialU.S. Air Force13%  U.S. Army        67%  33%  Cost Plus  Fixed Price  Prime  Pro forma by Contract  Pro forma by PositionSubcontactor        … with a well-balanced portfolio                            6/30/2018 LTM Defense revenues ($B); per Capital IQ and latest available public filings52  31  30  26  25  16  11  10  8  6  4  2  LMT  NOC  BADefense  RTN  GDDefense  BAEN. America  HII  TXTDefense  MAXR                        Creation of “6th Prime”  Long tail of Tier 3/4 Suppliers            Investor Presentation  6

Complementary businesses…strength in multiple domains

	Air	Maritime	Land	Space & Cyber	Commercial Aviation
					
L3 Technologies	Unmanned Integrated ISR Pilot Training Precision Weapons Protected Comms EO/IR Sensors	Unmanned Integration Power Distribution Sensors Surveillance	Signal Intelligence Compact Optics Counter UAS SATCOM Precision Weapons Soldier Systems	Optical Tracking Transceivers Signal Intelligence Spacecraft Comms Cyber Intelligence	Security & Detection Pilot Training Flight Simulator Avionics RF Microwave & Power
HARRIS	Electronic Warfare Avionics Data Links Weapons Release Contested Comms	Electronic Warfare Integrated Battle Management Sensors Radar	Tactical Comms Public Safety Robotics Integrated Battle Management	Exquisite RF and Optical Sensors Satellite Imaging Space Protection Weather Small Satellites	Air Traffic Tracking and Surveillance Ground / Air Communication High Reliable Network Management

Capabilities and leadership in fast growing markets

Investor Presentation | 7

Accelerates innovation and reduces time to market

Best in class R&D spend...



R&D spend as % of revenue
5%
3%
4%
HARRIS
L3 Technologies
L3 Technologies + HARRIS
Peers

... and strong engineering presence



~22.5
15.0
7.5
~23.0
15.0
8.0
1.5
0.5
1.0
Engineers ('000s)
Cleared personnel ('000s)
Cleared workspace (million sq. ft.)

Investments aligned with National Defense Strategy


Protected Comms / Free Space Optics


Missile Defense


Networked Multifunction Systems


Electronic Warfare


Open Systems Architecture


Unmanned

Investing for leadership in Next Gen technologies

Investor Presentation | 8

Stronger platform to drive growth

Leverage Complementary Platforms

- Expand into new and adjacent markets by leveraging leading franchises in tactical, protected and strategic comms, ISR and space
- Increase affordability through value engineering and efficiency

Expand Geographic Reach

- Expand relationships with key international customers in over 100 countries
- Better coordination with US government agencies for foreign military sales
- Leverage complementary channels to market

Pull-through Opportunities

- Leverage ISR/SIGINT platforms to drive EW and avionics systems sales
- Integrate EW and optical components into space capabilities



Multi-Domain Solutions



Spectrum Superiority



Resilient Space





Electronic Warfare



Avionics Processor



Infrared Surveillance Sensor

Combination improves ability to meet rapidly evolving customer needs

Investor Presentation | 9

Shared operating philosophy to drive margin expansion

HBX
Harris Business Excellence

- Initiated in 2012, based on Lean Six Sigma
- Fully deployed and deeply embedded
- Reduced net operating cost by 2-3% per year

+



SHAREHOLDERS
INSPIRE
EMPLOYEES
INNOVATE
L3
IMPROVE
CUSTOMERS

- Initiated L365 corporatewide in 2017
- Early stages with momentum

- Lower costs
- Reduce complexity
- Standardize and streamline processes across all functional areas
- Improve program execution
- Implement lean manufacturing and increase asset velocity
- Drive customer satisfaction

Opportunity to accelerate margin improvement trajectory through facility optimization, savings from shared services, supply chain leverage, and overhead cost reduction

Investor Presentation | 10

 Meaningful value creation from cost synergies  1 All figures exclude deal related costs.  $500M of pretax, gross cost synergies  — $300M net of savings returned to customers  — Expect to fully realize in year 3  Primary sources of cost synergies  — Supply chain and manufacturing / facilities  — Corporate and segment consolidation,public company costs  — Functional efficiencies / overhead reductions  — IT and other SG&A  Total one-time, pretax investment of $450Mover 3 years  Integration to be led by dedicated joint team with significant experience identifying and realizing synergies      1.8% of revenue;Exelis: Announced 1.4%Delivered: 1.7%      $450M  Investor Presentation  11  Corporate and segment consolidation  Functional efficiencies, OH reduction & shared services  Supply chain and footprint rationalization  $500M gross$300M net  Cash investment1 Year 3 savings

Attractive financial profile

CY2018E

	L3 Technologies	HARRIS	L3 Technologies + HARRIS
Revenue	~$10.1B	~$6.3B	~$16.4B
EBIT[1]	~$1.1B	~$1.2B	~$2.4B
EBIT *Margin*	*~11%*	*~19%*	*~14%*
Free Cash Flow	~$0.9B	~$1.0B	~$1.9B
Dividend Payout as % of FCF	~28%	~33%	~31%
Net Leverage	~2.0x	~2.5x	~2.2x
Funded Pension %	~72%	~88%	~81%

Cash EPS[2] accretive in year 1

[1] EBIT excluding discontinued operations is defined as net income plus interest expense and income taxes.
[2] Cash diluted EPS excludes deal intangible amortization costs and one-time integration costs.

Investor Presentation | 12

Robust free cash flow generation

Strong free cash flow profile…


$1.0B
$0.9B
~$0.5B
~$0.5B
~$3B
HARRIS
Today
Technologies
Today
Organic Growth
Synergies + Capital Efficiencies
Year 3 Run Rate

…supported by organic growth and capital efficiency initiatives

- Cost synergies realization, beginning year 1
- Optimize working capital across companies
- Capital expenditure efficiencies
- Cash tax opportunities

Targeting $3B of combined free cash flow by year 3

Investor Presentation | 13

Combination benefits all stakeholders

Customers	▪ **Increased technology content** and focused R&D and product development ▪ Reduced overhead powers **greater agility and speed to market** ▪ **Higher affordability**, new capabilities and **broader suite of high value products / services** ▪ **~$200M of synergy savings per year** returned to customers
Employees	▪ Greater career prospects at a **larger, more diversified global defense technology organization** ▪ Increased professional development and training
Shareholders	▪ **Cash EPS accretive** in the **first full year following closing** ▪ All-stock transaction allows **all** shareholders to **participate in upside from combination** ▪ Committed to maintaining existing **investment grade credit ratings** ▪ Committed to driving long term value through **balanced capital allocation**

Investor Presentation | 14

Key Takeaways  Investor Presentation  15  L3 Harris Technologies – Leading the way in technology innovation  Significant shareholder value creation opportunity  Clearly identified cost synergies and significant opportunities to enhance revenue growth  Enhanced scale to drive savings and more efficiently meet customers’ rapidly evolving needs  Complementary cultures focused on innovation and operational excellence  Broad suite of highly-complementary capabilities and technology solutions  Combines two highly-innovative companies uniquely focused on meeting the customers’ mostcomplex, mission-critical needs

 Additional Information and Where to Find ItThis presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation is made in respect of the proposed combination of L3 Technologies (“L3”) and Harris Corporation (“Harris” and together with L3, the “parties”), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “merger agreement”), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed combination, Harris intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris. The parties will make the joint proxy statement/prospectus available to their respective stockholders. This presentation is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION. Copies ofthe registration statement, including the joint proxy statement/prospectus, and other documents filed with the SEC (when available) may be obtained free of charge on the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Harris also may be obtained free of charge on its website at www.harris.com/investors/financial-reports. Copies of documents filed with the SEC by L3 also may be obtained free of charge on its website at https://www.l3t.com.Participants in SolicitationHarris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed combination under the rules of the SEC. Information about the directors and executive officers of Harris is set forth in the proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on September 6, 2018. Information about the directors and executive officers of L3 is set forth in the proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on March 26, 2018. Additional information regarding the interests of these participants will be included in the joint proxy statement/prospectus regarding the proposed combination and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.  Investor Presentation  16  Additional Information; participants in solicitation